Exhibit 99.1

Aurinia Announces Appointment of Head of Communications & Advocacy

VICTORIA, British Columbia--(BUSINESS WIRE)--July 11, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage pharmaceutical company focused on the global nephrology market, today announced that it has appointed Celia Economides to the newly created position of Associate Vice President, Corporate Communications & Patient Advocacy.

Ms. Economides will lead the company’s corporate communications, patient advocacy and investor relations efforts.

Ms. Economides has over 15 years of experience in the life sciences and biotech industries, spanning communications, finance, patient advocacy, marketing and clinical development. She most recently served as a Director in Global Medical Affairs at BioMarin Pharmaceutical, Inc., where she led both patient advocacy and competitive intelligence efforts focusing on Duchenne Muscular Dystrophy. Previously, she led IR & Corporate Communications at Prosensa, which was acquired by BioMarin in January 2015. Prior to joining Prosensa, Ms. Economides was Director of IR & Program Development at the Biotechnology Innovation Organization (BIO), where she was responsible for BIO’s outreach to the investment community and working with emerging companies to improve their communications and partnering activities. She led the program development at BIO’s annual investor and BD conferences and provided industry research used in BIO’s policy and advocacy activities. Prior to BIO, Ms. Economides worked at a healthcare focused hedge fund and in financial services focusing on the biotech sector. She began her career working in research at Columbia University. She holds a Bachelor of Arts (BA) degree from McGill University and a Master’s in Public Health (MPH) from Columbia University.

"We welcome Celia as an instrumental addition to our team,” said Charles Rowland, Aurinia’s CEO. “Celia’s depth and breadth of experience in the biotech industry will support the company significantly as we continue our efforts to advance voclosporin and deliver it to patients globally while building value for our shareholders.”

"I am pleased to join Aurinia at such a significant moment for the company and look forward to working alongside a world-class team with exceptional leadership in bringing treatments to patients in need,” said Celia Economides. “It is an honor to be able to share my experience and contribute to the future direction and growth of a company working so diligently to help patients suffering from serious and potentially life-threatening conditions.”

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

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CONTACT:
Aurinia Pharmaceuticals Inc.
Michael Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Laura Welsh: lwelsh@renmarkfinancial.com
Tel: 416-644-2020 or 514-939-3989